LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

July 25, 2018

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Mr. Gregory:

Reference is made to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 17, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Thursday, June 28, 2018 at approximately 3:30 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Global Select Equity Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 90 to the Registration Statement, which is expected to be filed with the Commission on July 31, 2018 and will become effective on August 1, 2018 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-18-001856.

Mr. Keith Gregory
July 25, 2018

Part A – General

1.         We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement.

2.         Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable.

3.         Please fill in all missing information and remove all brackets in the Registration Statement.

Response: All missing information has been completed and all brackets have been removed in the Amendment.

4.         As the Fund is a new series of the Trust, please file a new legal opinion and consent as an exhibit to the Registration Statement. Please refer to SEC, Division of Corporation Finance, Staff Legal Bulletin No. 19 (Oct. 14, 2011) and Item 28(i) of Form N-1A.

Response: A new legal opinion and consent will be filed as an exhibit to the Amendment.

5.         Please file a completed Expense Limitation Agreement, as the version filed with the Registration Statement includes brackets.

Response: The final Expense Limitation Agreement will be filed as an exhibit to the Amendment.

6.         Please file your response letter as correspondence via EDGAR five days prior to the effective date of the Amendment in order to give the staff adequate time to review the responses.

Response: We are filing this response letter as correspondence via EDGAR more than five days prior to the effective date of the Amendment.

2

Mr. Keith Gregory
July 25, 2018

Part B – Prospectus

7.         In reference to the fee table in the “Fees and Expenses” section of the Fund Summary, please clarify whether Lord Abbett or Lord Abbett Distributor LLC (“Lord Abbett Distributor”) may recoup any expenses reimbursed under the Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor.

Response: The Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor does not contain recoupment provisions. Thus, Lord Abbett and Lord Abbett Distributor may not recoup any expenses reimbursed under the Expense Limitation Agreement.

8.         We note that the Fund invests in exchange-traded funds (“ETFs”). Please confirm supplementally that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table in the “Fees and Expenses” section of the Fund Summary if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

Response: We confirm that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

9.         In reference to the fee table in the “Fees and Expenses” section of the Fund Summary, please remove footnote 4 to the fee table line item relating to “Total Annual Fund Operating Expenses” or explain supplementally why the footnote to that line item is appropriate.

Response: We have removed footnote 4 to the fee table line item relating to “Total Annual Fund Operating Expenses.”

10.       In footnote 2 to the fee table in the “Fees and Expenses” section of the Fund Summary, please consider clarifying the type of Class A shares subject to the CDSC (e.g., purchases of $1 million or more).

Response: We have added the following sentence to footnote 2 to the fee table: “More information about the CDSC is provided in the “Sales Charges” section of the prospectus.” We believe that the cross-reference directs shareholders to additional information regarding sales charges in a clear and direct manner and avoids lengthy or excessive detail in the fee table.

11.       The “Principal Investment Strategies” section of the Fund Summary includes a list of the types of equity and other securities in which the Fund may invest (e.g., REITs, preferred stock, privately offered trusts, LLCs, and partnerships). Please note that this section should only describe those securities in which the Fund actually intends to invest. Non-principal investments should be disclosed elsewhere in the prospectus or in the SAI. Please review the disclosure and revise as appropriate. Please refer to SEC, Guidance

3

Mr. Keith Gregory
July 25, 2018

Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (June 2014) (No. 2014-08).

Response: We have revised the referenced section as follows:

The Fund’s principal investments include the following types of securities and other financial instruments:

•	Equity securities of large and mid-sized companies, and, to a lesser extent, small companies. The Fund may invest in any security that represents equity ownership in a company. Equity securities in which the Fund may invest include common stocks, preferred stocks, and equity interests in trusts (including real estate investment trusts (“REITs”) and privately offered trusts). The Fund considers equity securities to include warrants, rights offerings, convertible securities, equity-linked securities, and other investments (including derivatives) that convert into or otherwise provide economic exposure to the equity securities described above.

•	Foreign companies whose securities may be traded on U.S. or non-U.S. securities exchanges, may be denominated in the U.S. dollar or other currencies, and may include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Fund also may invest in supranational organizations. Although the Fund is not required to hedge its exposure to any currency, it may choose to do so. The Fund may invest without limitation in securities of issuers of foreign countries, including emerging market countries.

12.       Please confirm whether derivatives will be counted towards the Fund’s Rule 35d-1 80% policy (“80% Policy”). If so, please disclose this fact in the “Principal Investment Strategies” section of the Fund Summary.

Response: We confirm that derivatives will not count towards the Fund’s 80% Policy.

13.       Please confirm supplementally that all derivatives will be valued at market and/or fair value rather than at notional value to the extent that they are counted towards the Fund’s 80% policy.

Response: As stated above, derivatives will not count towards the Fund’s 80% Policy.

14.       Please clarify supplementally whether the ETFs in which the Fund will invest will be affiliated or unaffiliated. If the Fund will invest in unaffiliated ETFs, please explain how the Fund will comply with Section 12(d) of the Investment Company Act of 1940, as amended (the “1940 Act”).

4

Mr. Keith Gregory
July 25, 2018

Response: The Fund intends to invest in unaffiliated ETFs at this time. However, the Fund may in the future invest in affiliated ETFs. The Trust has in place compliance policies and procedures to ensure that the Fund will comply with the limitations set out in Section 12(d) of the 1940 Act and applicable Commission rules with respect to the Fund’s investments in unaffiliated funds.

15.       Please clarify in the “Principal Investment Strategies” section of the Fund Summary whether the Fund will invest principally in junk bonds, and include any limits on investment in such securities. If the Fund will invest principally in junk bonds, please disclose that securities rated below investment grade are speculative in nature. We note that in the “Principal Investment Strategies” section of the statutory portion of the prospectus, it states that the Fund may invest up to 20% of its net assets in debt securities, which includes junk bonds.

Response: The Fund will not invest principally in junk bonds.

16.       The “Principal Investment Strategies” section of the Fund Summary provides examples of certain types of derivatives in which the Fund may invest as part of its principal investment strategy, such as forward contracts, futures, options, and swap agreements. As indicated by prior staff guidance, please disclose only those derivatives that the Fund will actually use as part of its principal investment strategy, the purposes for which those derivatives will be used, and a risk factor tailored to the specific derivatives to be used by the Fund. Please see Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“Barry D. Miller Letter”).

Response: We respectfully acknowledge the staff’s comment regarding derivatives disclosure in light of the Barry D. Miller Letter and believe that the Fund’s “Principal Investment Strategies” section of the Fund Summary sufficiently describes the types of derivatives that the Fund may invest in as part of its principal investment strategy and the purposes for which those derivatives will be used, and that the risk disclosure is tailored to the specific derivatives to be used by the Fund, in accordance with the guidance found in the Barry D. Miller Letter.

17.       Please confirm supplementally that to the extent the Fund engages in total return swaps, an appropriate amount of segregated assets will be set aside. In addition, if the Fund will write (sell) credit default swaps, please confirm suppplementally that the Fund will segregate the full notional amount of the credit default swaps to cover such obligation.

Response: We confirm that to the extent the Fund engages in total return swaps, an appropriate amount of segregated assets will be set aside. We also confirm that if the Fund writes (sells) credit default swaps, the Fund will segregate the full notional amount of the credit default swaps to cover such obligation.

5

Mr. Keith Gregory
July 25, 2018

18.       Please note that all principal investment strategies of the Fund should have corresponding principal risk disclosure as required by Items 4 and 9 of Form N-1A. For example, please disclose the risks related to preferred stock, convertible securities, and REITs, if appropriate.

Response: We have revised “Equity Securities Risk” in the “Principal Risks” sections of the prospectus to address the risks related to preferred stock. We also have added “Convertible Securities Risk” and “Real Estate Risk” to the “Principal Risks” sections of the prospectus.

19.       If there is any sub-prime exposure with respect to the Fund’s investments in REITs or real estate operating companies, please include a description of such exposure in the principal risk disclosure relating to REITs in the “Principal Risks” section of the Fund Summary.

Response: We do not expect the Fund to have any sub-prime exposure in connection with its investments in REITs or real estate operating companies.

20.       We note that all principal risks disclosed in the statutory portion of the prospectus should also be disclosed in the Fund Summary. We note that “Credit Risk,” “High-Yield Securities Risk,” and “Interest Rate Risk” are disclosed in the statutory portion of the prospectus but not in the Fund Summary. Please address this inconsistency.

Response: We have added “Credit Risk,” “High-Yield Securities Risk,” and “Interest Rate Risk” to the “Principal Risks” section of the Fund Summary.

21.       We note that the “Principal Risks” section of the Fund Summary includes “Geographic Concentration Risk.” Please disclose in the “Principal Investment Strategies” sections any particular countries or regions in which the Fund will principally invest, including risk disclosure specific to those countries or regions.

Response: We have added the following disclosure to the “Principal Investment Strategies” sections: “The Fund may at times concentrate its investments in the U.S.” We believe that the Fund’s current risk disclosure addresses the risks associated with investments in the U.S.

22.       In the “Principal Risks” section of the Fund Summary, please include the following risks in “ETF Risk”: (i) an active trading market for ETF shares may not develop or be maintained and (ii) ETFs may trade at a premium or discount. Please also include more robust disclosure in the “Principal Risks” section of the statutory portion of the prospectus.

Response: We have revised “ETF Risk” in the “Principal Risks” section of the Fund Summary as follows:

6

Mr. Keith Gregory
July 25, 2018

ETF Risk: Investments in ETFs are subject to a variety of risks, including the risks associated with a direct investment in the underlying securities that the ETF holds. For example, (i) there can be no assurance that active trading markets for an ETF’s shares will develop or be maintained, and (ii) ETF shares may trade at a significant premium or discount to the ETF’s NAV. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. ETFs typically incur fees that are separate from those fees incurred directly by the Fund. As a result, the Fund and its shareholders, in effect, will absorb two levels of fees with respect to investments in ETFs.

We believe that “ETF Risk” in “More Information About the Fund – Principal Risks” in the statutory portion of the prospectus is robust and sufficiently addresses the risks associated with investment in ETFs.

23.       We note that the Fund includes “High Portfolio Turnover Risk” in the “Principal Risks” section of the Fund Summary. Please include disclosure in the “Principal Investment Strategies” sections indicating that the Fund may engage in active and frequent trading. Please refer to Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: We have added the following sentence to the “Principal Investment Strategies” sections: “The Fund may engage in active and frequent trading of its portfolio securities.”

24.       Pursuant to Item 5(b) of Form N-1A, in the “Management – Portfolio Manager” section of the Fund Summary, please disclose the month of the year in which the portfolio manager began managing the Fund.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which the portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

25.       The last sentence of the fourth paragraph under “Principal Investment Strategies” in the statutory portion of the prospectus states that the Fund “considers emerging market countries to be those not classified as a Developed Market by MSCI.” Please consider revising the definition of emerging market countries so that it is more precise and less broad. For example, is there a specific index that more accurately reflects the Fund’s definition of an emerging market country or includes those emerging market company securities in which the Fund invests (e.g., the MSCI Emerging Markets Index)?

Response: We respectfully acknowledge the staff’s comment; however, we believe the Fund’s current disclosure is appropriate as it accurately reflects the Fund’s definition of an emerging market country.

7

Mr. Keith Gregory
July 25, 2018

26.       The fifth paragraph under “Principal Investment Strategies” in the statutory portion of the prospectus states that the Fund “may invest up to 20% of its net assets in debt securities, including non-investment grade securities… This limit does not apply to convertible debt securities of U.S. or non-U.S. issuers.” If the Fund invests in contingent convertible securities as a principal investment strategy, please disclose this fact, provide a description of contingent convertible securities, and include appropriate risk disclosure. Please also explain supplementally the amount that the Fund invests or expects to invest in this security type.

Response: The Fund will not invest in contingent convertible securities as a principal investment strategy.

27.       In “More Information About the Fund – Principal Investment Strategies – Restrictions Relating to Other (Non-Principal Investment Techniques)” in the statutory portion of the prospectus, please include disclosure in “Reverse Repurchase Agreements” stating that reverse repurchase agreements are a form of borrowing.

Response: We have revised the first sentence in “Reverse Repurchase Agreements” as follows: “The Fund may enter into reverse repurchase agreements, which are a form of borrowing.”

28.       The last sentence in “More Information About the Fund – Management and Organization of the Fund – Management Fee” in the statutory portion of the prospectus states that “[a] discussion regarding the basis for the Board’s approval generally will be available in the Fund’s semiannual report to shareholders for the six-month period ended April 30th.” Please insert the year in which the semiannual report will be available to shareholders pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response: We have replaced the referenced sentence with the following: “A discussion regarding the basis for the Board’s approval generally will be available in the Fund’s semiannual report to shareholders for the six-month period ended April 30th. For information regarding the basis for the Board’s initial approval of the Fund’s management agreement, please refer to the Fund’s annual shareholder report to be dated October 31, 2018.”

29.       In “Information for Managing Your Fund Account – Redemptions – Liquidity Management” in the statutory portion of the prospectus, the third sentence lists a number of methods by which the Fund may pay redemption proceeds:

[T]he Fund’s portfolio management team may meet redemption requests and manage liquidity by (i) selling portfolio securities, (ii) borrowing from a bank under a line of credit or from another Lord Abbett Fund (to the extent permitted under any SEC exemptive relief and the Fund’s investment restrictions, in each case as stated in the Fund’s SAI and/or prospectus, as applicable), (iii) transacting in

8

Mr. Keith Gregory
July 25, 2018

exchange-traded funds and/or derivatives, or (iv) paying redemption proceeds in kind, as discussed below.

Please identify in the disclosure which of such methods are used regularly or only in stressed market conditions pursuant to Item 11(c)(8) of Form N-1A.

Response: We have replaced the referenced sentence with the following:

Under normal circumstances, the Fund’s portfolio management team may meet redemption requests and manage liquidity by selling portfolio securities. Under certain circumstances, including stressed market conditions, the Fund’s portfolio management team may meet redemption requests and manage liquidity by (i) borrowing from a bank under a line of credit or from another Lord Abbett Fund (to the extent permitted under any SEC exemptive relief and the Fund’s investment restrictions, in each case as stated in the Fund’s SAI and/or prospectus, as applicable), (ii) transacting in exchange-traded funds and/or derivatives, or (iii) paying redemption proceeds in kind, as discussed below.

30.       In reference to “Information for Managing Your Fund Account – Redemptions – Redemptions in Kind” in the statutory portion of the prospectus, please disclose whether redemptions in kind will be pro rata slices of the Fund’s portfolio, individual securities, or a representative basket of securities.

Response: Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind [emphasis added].” We believe the disclosure that is contained under “Information for Managing Your Fund Account – Redemptions – Redemptions in Kind” appropriately communicates to investors information about the Fund’s ability to redeem in-kind and complies with the requirements of Item 11(c)(8). Therefore, we respectfully decline to make the requested change.

Part C – SAI

31.       Please update disclosure responsive to Items 17 through 20 of Form N-1A to reflect those dates specified in the form instructions.

Response: We believe the disclosure responsive to Items 17 through 20 of Form N-1A is consistent with form instructions and requirements.

*        *        *        *        *

9

Mr. Keith Gregory
July 25, 2018

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Associate General Counsel
Lord, Abbett & Co. LLC
10